UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXPLANATORY NOTE

On March 22, 2019, Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) furnished to the U.S. Securities and Exchange Commission a Form 6-K containing its annual financial statements as of December 31, 2018, 2017 and 2016 (the “Original Form 6-K”). The Company is amending the Original Form 6-K in order to furnish its final annual financial statements as of December 31, 2018, 2017 and 2016, including the Independent Auditor’s Report which was omitted by error in the Original Form 6-K.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018, 2017 AND 2016

PRESENTED IN COMPARATIVE FORM

(Stated in thousands of pesos in measuring unit current – Note 3)

2018 FINANCIAL STATEMENTS

Legal Information		1
Statement of Financial Position		2
Statement of Comprehensive Income		4
Statement of Changes in Equity		5
Statement of Cash Flows		6

Notes to the Financial Statements:
1 |	General information	8
2 |	Regulatory framework	9
3 |	Basis of preparation	14
4 |	Accounting policies	16
5 |	Financial risk management	29
6 |	Critical accounting estimates and judgments	36
7 |	Interest in joint venture	39
8 |	Contingent liabilities	39
9 |	Property, plant and equipment	43
10 |	Financial instruments	45
11 |	Other receivables	47
12 |	Trade receivables	48
13 |	Financial assets at fair value through profit or loss	49
14 |	Financial assets at amortized cost	49
15 |	Inventories	49
16 |	Cash and cash equivalents	49
17 |	Share capital and additional paid-in capital	50
18 |	Allocation of profits	51
19 |	Trade payables	51
20 |	Other payables	52
21 |	Deferred revenue	52
22 |	Borrowings	52
23 |	Salaries and social security taxes payable	55
24 |	Benefit plans	56
25 |	The Company’s Share-based Compensation Plan	58
26 |	Income tax	58
27 |	Tax liabilities	61
28 |	Leases	62
29 |	Provisions	63
30 |	Revenue from sales	63
31 |	Expenses by nature	63
32 |	Other operating expense, net	65
33 |	Net financial expense	65
34 |	Basic and diluted earnings per share	66
35 |	Related-party transactions	66
36 |	Safekeeping of documentation	68
37 |	Termination of agreement on real estate asset	69
38 |	Ordinary and Extraordinary Shareholders’ Meeting	70

Independent Auditors’ Report
Supervisory Committee’s Report

2018 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
ANSES	Administración Nacional de la Seguridad Social
BNA	Bank of the Argentine Nation
BCRA	Central Bank of Argentina
CABA	Ciudad Autónoma de Buenos Aires
Compañía Administradora del Mercado Mayorista Eléctrico
CAMMESA	(the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPCCN	Federal Code of Civil and Comercial Procedure of Argentina
CPD	Company’s own distribution costs
CTLL	Central Térmica Loma de la Lata S.A.
CSJN	Supreme Court of Justice of Argentina
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Electrical Energy Fund
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electric Power Transmission Works
ICBC	Industrial and Commercial Bank of China
IAS	International Accounting Standards
IASB	Accounting Standards Board
IEASA	Argentine Energy Integration S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Census
IPC	Consumer Price Index
IPIM	Domestic Wholesale Price Index
ITCRM	Multilateral real exchange rate index
MEM	Wholesale Electricity Market
MINEM	Energy and Mining Ministry
NYSE	New York Stock Exchange
OSV	Orígenes Seguros de Vida S.A.
PEN	Federal Government
PESA	Pampa Energía S.A.
RECPAM	Gain on net monetary position
RDSA	Ribera Desarrollos S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SEE	Electric Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

2018 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: PESA

Legal address: 1 Maipú Street, CABA

Main business of the parent company:  Study, exploration and exploitation of hydrocarbon wells, development of mining activities, industrialization, transport and sale of hydrocarbons and their by-products, and the generation, transmission and distribution of electricity. Investment in undertakings and in companies of any nature on its own account or on behalf of third parties or associates of third parties in Argentina or abroad.

Interest held by the parent company in capital stock and votes: 51.76%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2018

(amounts stated in pesos)

Subscribed and
Class of shares	paid-in
(See Note 17)
Common, book-entry shares, face value 1 and 1
vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)     Includes 23,385,028 and 7,794,168 treasury shares as of December 31, 2018 and 2017, respectively.

(2)     Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2018 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2018 and 2017

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17
ASSETS
Non-current assets
Property, plant and equipment	9	62,474,843	57,060,187
Interest in joint ventures	7	8,844	10,693
Other receivables	11	800,741	62,676
Total non-current assets		63,284,428	57,133,556

Current assets
Inventories	15	1,259,799	649,580
Other receivables	11	242,117	296,219
Trade receivables	12	7,587,906	8,385,237
Financial assets at fair value through profit or loss	13	3,381,550	4,278,008
Financial assets at amortized cost	14	1,208,770	16,978
Cash and cash equivalents	16	27,608	122,349
Total current assets		13,707,750	13,748,371
TOTAL ASSETS		76,992,178	70,881,927

2018 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2018 and 2017 (continued)

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17
EQUITY
Share capital and reserve attributable to the owners
of the Company
Share capital	17	883,342	898,661
Adjustment to share capital	17	17,065,577	17,224,397
Additional paid-in capital	17	240,621	229,921
Treasury stock	17	23,113	7,794
Adjustment to treasury stock	17	225,551	66,731
Cost treasury stock		(1,068,784)	-
Legal reserve		152,766	152,766
Opcional reserve		367,058	367,058
Other comprehensive loss		(136,877)	(132,930)
Accumulated losses		13,216,605	8,979,321
TOTAL EQUITY		30,968,972	27,793,719

LIABILITIES
Non-current liabilities
Trade payables	19	286,217	355,706
Other payables	20	7,624,145	8,909,968
Borrowings	22	7,192,467	6,189,294
Deferred revenue	21	275,437	287,384
Salaries and social security payable	23	162,737	176,679
Benefit plans	24	385,098	477,765
Tax payable	26	8,048,308	7,290,150
Provisions	29	1,070,150	883,119
Total non-current liabilities		25,044,559	24,570,065
Current liabilities
Trade payables	19	14,608,977	13,577,520
Other payables	20	1,922,039	546,915
Borrowings	22	1,077,453	105,139
Derivative financial instruments		1,035	291
Deferred revenue	21	5,346	4,961
Salaries and social security payable	23	1,742,626	1,801,492
Benefit plans	24	32,365	46,375
Tax payable	26	617,326	689,091
Tax liabilities	27	784,045	1,555,501
Provisions	29	187,435	190,858
Total current liabilities		20,978,647	18,518,143
TOTAL LIABILITIES		46,023,206	43,088,208

TOTAL LIABILITIES AND EQUITY		76,992,178	70,881,927

The accompanying notes are an integral part of the Financial Statements.

2018 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income

for the years ended December 31, 2018, 2017 and 2016

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17	12.31.16

Revenue	30	55,953,649	39,602,868	25,826,759
Electric power purchases		(31,875,655)	(20,820,281)	(11,989,634)
Subtotal		24,077,994	18,782,587	13,837,125
Transmission and distribution expenses	31	(10,912,722)	(9,247,065)	(13,263,857)
Gross gain		13,165,272	9,535,522	573,268

Selling expenses	31	(5,032,681)	(3,567,838)	(3,379,261)
Administrative expenses	31	(2,872,127)	(2,504,506)	(2,288,037)
Other operating expense, net	32	(1,320,810)	(1,102,692)	(913,015)
Gain from interest in joint ventures		1,602	10,052	6
Operating profit (loss) before income from provisional remedies, higer costs recognition and SE Resolution N° 32/15		3,941,256	2,370,538	(6,007,039)

Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	-	2,074,170
Income recognition on account of the RTI - SEE Resolution N° 32/15		-	-	958,289
Higher cost recognition – SEE Resolution N° 250/13 and subsequent Notes		-	-	185,436
Operating profit (loss)		3,941,256	2,370,538	(2,789,144)

Financial income	33	671,783	453,804	384,593
Financial expenses	33	(4,976,719)	(2,570,256)	(2,589,227)
Other financial results	33	(1,965,320)	(168,468)	(87,303)
Net financial expense		(6,270,256)	(2,284,920)	(2,291,937)

Gain on net monetary position		8,503,862	5,505,073	5,469,122

Profit before taxes		6,174,862	5,590,691	388,041

Income tax	26	(1,877,396)	(510,056)	(147,270)
Profit for the year		4,297,466	5,080,635	240,771

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	24	(5,638)	22,219	14,404
Tax effect of actuarial results on benefit plans		1,691	(7,216)	(5,041)
Total other comprehensive results		(3,947)	15,003	9,363

Comprehensive income for the year attributable to:
Owners of the parent		4,293,519	5,095,638	250,134
Comprehensive profit for the year		4,293,519	5,095,638	250,134

Basic and diluted earnings profit per share:
Basic and diluted earnings profit per share	34	4.83	5.66	0.27

The accompanying notes are an integral part of the Financial Statements.

2018 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2018, 2017 and 2016

(Stated in thousands of pesos in measuring unit current – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Opcional reserve	Other reserve	Other comprehesive loss	Accumulated income	Total equity
Balance at December 31, 2015	897,043	17,220,537	9,412	70,591	183,604	-	-	-	-	(157,296)	4,177,739	22,401,630

Ordinary and Extraordinary Shareholders' Meeting held on 04.28.2016	-	-	-	-	-	-	152,766	367,058	-	-	(519,824)	-
Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	32,833	-	-	32,833
Profit for the year	-	-	-	-	-	-	-	-	-	-	240,771	240,771
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	9,363	-	9,363
Balance at December 31, 2016	897,043	17,220,537	9,412	70,591	183,604	-	152,766	367,058	32,833	(147,933)	3,898,686	22,684,597

Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	13,484	-	-	13,484
Other reserve constitution - Share-bases compensation plan	1,618	3,860	(1,618)	(3,860)	46,317	-	-	-	(46,317)	-	-	-
Profit for the year	-	-	-	-	-	-	-	-	-	-	5,080,635	5,080,635
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	15,003	-	15,003
Balance at December 31, 2017	898,661	17,224,397	7,794	66,731	229,921	-	152,766	367,058	-	(132,930)	8,979,321	27,793,719
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	-	-	-	-	-	-	-	-	-	-	(60,182)	(60,182)
Balance at December 31, 2017 restated	898,661	17,224,397	7,794	66,731	229,921	-	152,766	367,058	-	(132,930)	8,919,139	27,733,537

Other reserve constitution - Share-bases compensation plan (Note 25)	-	-	-	-	-	-	-	-	10,700	-	-	10,700
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	272	299	(272)	(299)	10,700	-	-	-	(10,700)	-	-	-
Acquisition of own shares (Note 17)	(15,591)	(159,119)	15,591	159,119	-	(1,068,784)	-	-	-	-	-	(1,068,784)
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(3,947)	-	(3,947)
Profit for the year	-	-	-	-	-	-	-	-	-	-	4,297,466	4,297,466
Balance at December 31, 2018	883,342	17,065,577	23,113	225,551	240,621	(1,068,784)	152,766	367,058	-	(136,877)	13,216,605	30,968,972

The accompanying notes are an integral part of the Financial Statements.

Vease nuestro informe de fecha
9 de agosto de 2017
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
DANIEL ABELOVICH	C.P.C.E.C.A.B.A. Tº 1 Fº 17	RICARDO TORRES

2018 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17	12.31.16
Cash flows from operating activities
Profit for the year		4,297,466	5,080,635	240,771

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	31	2,561,499	2,148,089	2,147,241
Loss on disposals of property, plants and equipments	32	134,455	49,824	244,456
Net accrued interest	33	4,296,427	2,113,569	2,198,026
Exchange difference	33	2,629,966	564,056	911,819
Income tax	26	1,877,396	510,056	147,270
Allowance for the impairment of trade and other receivables, net of recovery	31	977,503	391,615	433,371
Adjustment to present value of receivables	33	327	431	(5,749)
Provision for contingencies	32	724,097	542,364	301,808
Changes in fair value of financial assets	33	(703,123)	(437,577)	(891,773)
Accrual of benefit plans	24	112,208	169,454	194,232
Gain from interest in joint ventures		(1,602)	(10,052)	(6)
Higher cost recognition – SEE Resolution 250/13 and subsequent Notes		-	-	(185,436)
Income recognition on account of the RTI - SE Resolution 32/15		-	-	(958,289)
Recognition of income – provisional remedies – MINEM Note 2016-04484723		-	-	(2,074,170)
Net gain from the repurchase of Corporate Bonds	37	(4,539)	-	(90)
Income from non-reimbursable customer contributions	33	(5,574)	(4,372)	(1,520)
Other reserve constitution - Share bases compensation plan	32	10,700	11,469	32,833
Gain on net monetary position		(8,503,862)	(5,505,073)	(5,469,122)
Changes in operating assets and liabilities:
Increase in trade receivables		(2,131,406)	(2,623,696)	(5,503,081)
Decrease in other receivables		833,953	28,093	1,967,981
Increase in inventories		(819,875)	(530,114)	(283,022)
Increase in deferred revenue		88,368	-	86,859
Increase in trade payables		1,242,870	4,981,811	4,853,944
Increase in salaries and social security payable		565,657	314,806	579,828
Decrease in benefit plans		(55,354)	(56,573)	(57,013)
(Decrease) Increase in tax liabilities		(515,651)	(366,667)	1,832,418
Increase in other payables		3,220,527	438,201	4,327,303
Decrease in provisions	29	(325,247)	(58,934)	(95,930)
Payment of Tax payable		(886,154)	(390,763)	-
Net cash flows generated by operating activities		9,621,032	7,360,652	4,974,959

2018 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2018, 2017 and 2016 (continued)

(Stated in thousands of pesos in measuring unit current – Note 3)

	Note	12.31.18	12.31.17	12.31.16
Cash flows from investing activities
Payment of property, plants and equipments		(8,269,359)	(7,897,106)	(4,232,239)
Net collection of Financial assets		(2,344,945)	(1,013,532)	27,103
Redemtion net of money market funds		2,312,229	348,233	109,182
Mutuum granted to third parties		(114,889)	-	-
Collection of receivables from sale of subsidiaries		88,529	53,622	23,974
Net cash flows used in investing activities		(8,328,435)	(8,508,783)	(4,071,980)

Cash flows from financing activities
Proceeds from borrowings	22	-	1,285,946	-
Payment of interests	22	(652,667)	(418,494)	(516,799)
Payment of redemption on corporate notes		-	-	(420,778)
Repurchase of corporate notes	22	(375,520)	-	(9,818)
Acquisition of own shares	17	(1,068,784)	-	-
Net cash flows (used in) generated by financing activities		(2,096,971)	867,452	(947,395)

Decrease in cash and cash equivalents		(804,374)	(280,679)	(44,416)

Cash and cash equivalents at the beginning of year	16	122,349	381,785	237,619
Exchange differences in cash and cash equivalents		155,985	(62)	(8,967)
Result from exposure to inflation		553,648	21,305	292,215
Decrease in cash and cash equivalents		(804,374)	(280,679)	(44,416)
Cash and cash equivalents at the end of the year	16	27,608	122,349	476,451

Supplemental cash flows information
Non-cash activities

Acquisitions of property, plant and equipment through increased trade payables		(677,207)	(585,692)	(379,146)

Decrease of property, plant and equipment through increased other receivables		439,300	-	-

The accompanying notes are an integral part of the Financial Statements.

2018 FINANCIAL STATEMENTS NOTES

Note 1 |    General information

History and development of the Company

edenor was organized on July 21, 1992 by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

One of the main milestone events in 2017 was the return to the regulatory framework, thanks to which the RTI and the new electricity rate schedules, which have been almost entirely implemented since February 2018, have materialized.

In that context, the Company’s Board of Directors is optimistic that the effects caused by the application of the aforementioned RTI will make it possible to gradually restore the Company’s economic and financial position; being confident that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect the Company’s business.

As of December 31, 2018, the Company’s comprehensive income amounts to a profit of $ 4.2 billion, whereas the working capital totals $ 7.3 billion– deficit-, which includes the amount owed to CAMMESA for $ 11.9 billion (principal plus interest accrued as of December 31, 2018).

The Company’s equity and negative working capital reflects the deteriorated financial and cash position the Company still has as a consequence of the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement, which are contingent on specific negotiations and regulatory changes to be applied by the different governmental bodies. Additionally, the increase in operating costs during the fiscal year, as a consequence of the country’s macroeconomic context, made the Company intensify its efforts to be able to absorb them and comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

2018 FINANCIAL STATEMENTS NOTES

The issues pending resolution at the date of issuance of these financial statements are, among others, the following:

i)        the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)      the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)      the treatment to be given to the Penalties and Discounts determined by the ENRE under the terms of the Adjustment Agreement not complied with by the Federal Government, whose payment/crediting is pending.

In this regard, the Company and the Governmental Secretariat of Energy are negotiating the signing of an agreement for the regularization of the previously mentioned pending issues. All that within the framework of the transfer of Concession Holders to the jurisdiction of the Province and the City of Buenos Aires described in Note 2.h.

Note 2 |    Regulatory framework

a)     General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

b)   Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the share capital of edenor, currently held by PESA, must be offered for sale through a public bidding. If PESA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if PESA is not the highest bidder, then the bidder who makes the highest bid shall pay PESA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to PESA after deducting any amounts receivable to which the Grantor of the concession may be entitled. The first management period ended at the conclusion of the tariff period commenced on February 1, 2017.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the PEN enacted Law No. 25,561 whereby adjustment clauses in dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Public Administration, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

2018 FINANCIAL STATEMENTS NOTES

In this context, the Company is subject to compliance with the terms of its Concession Agreement and the provisions of the regulatory framework comprised of National Laws Nos. 14,772, 15,336 and 24,065, Resolutions and Regulatory and supplementary standards issued by the different entities with authority over the matter. Thus, the Company is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in the aforementioned concession agreement and regulatory framework.

Failure to comply with the established guidelines will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

c)   Electricity rate situation

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by the Company as from February 1, 2017.

The aforementioned Resolution stated that the ENRE, as instructed by the MINEM, were to limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

Furthermore, on November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totaled $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18, whereby it approves the CPD values relating to the July 2017-December 2017 period, which were in the order of 11.99%, the values of the 48 monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 which were deferred in the year 2017, and the electricity rate schedule to be applied to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to $2.4627/kwh.

Furthermore, on July 31, 2018, the ENRE issued Resolution No. 208/18, whereby it approves, as from August 1, 2018, the CPD relating to the January-June 2018 period, to be applied 7.93% as of August 1, 2018, and 6.51% in six (6) consecutive monthly installments as of February 1, 2019. The CPD amounted to 15.85%. Moreover, the above-mentioned resolution sets the system of caps for the social tariff as well as the values that the Company shall apply to determine and credit discount amounts onto the power bills of the consumers affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service as from the first control day of the September 2018-February 2019 six-month period. Additionally, it is informed that the average electricity rate value amounts to $2.9871/kWh.

Finally, according to section 4 of SE Resolution No. 366/18, passed on December 27, 2018, SE Resolution 1091/17 was repealed, thus eliminating the energy-savings discount for the residential tariff charged to customers framed or not under the social tariff as from January 1, 2019. With regard to the social tariff discounts, they will be assumed by the Governments of the Province of Buenos Aires and the City of Buenos Aires in accordance with the provisions of the 2019 Federal Budget Law.

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d)    Framework agreement

On January 10, 1994, the Company, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into the so-called Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns. In October 2003, the so-called New Framework Agreement was signed with the aim of setting the bases and general guidelines based on which the Federal and the Provincial Governments’ economic contribution for the electricity supplied by the two Distribution Companies to the different shantytowns would take place and be coordinated. After successive extensions of the agreement’s term, the latest extension was in effect until September 30, 2017.

At the date of these financial statements, the Company is negotiating with the Federal Government the signing of a new extension for the period elapsed from October 1, 2017 through December 31, 2018, and the payment of the electricity supplied during such period; therefore, no revenue for this concept has been recognized.

Additionally, and as a consequence of the transfer of jurisdiction over the public service of electricity distribution from the Federal Government to the Province of Buenos Aires and to the City of Buenos Aires provided for by Law 27,467, the Company will be required, when the transfer takes place, to undertake a review, with the new Grantors of the Concession, of the treatment to be given to low-income areas and shantytowns’ consumption of electricity as from January 1, 2019. In this framework, the Government of the Province of Buenos Aires enacted Law No. 15,078 on General Budget, which establishes that the aforementioned consumption shall be borne by the referred to province’s Municipalities and approved by the regulatory entities or local authorities having jurisdiction in each area.

e)     Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2018 and 2017, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates.

Furthermore, ENRE Resolution No. 63/17, Note 2.c).III, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

Additionally, by means of Note No. 125,248 dated March 29, 2017, the ENRE sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)       Penalty values shall be determined on the basis of the kWh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)      For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

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iii)    Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

iv)     Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day on which the penalty is imposed for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and proper form.

In the ENRE’s opinion many of the penalties imposed in kWh must be valued at the date of occurrence of the penalizable event; these modifications have been quantified and recognized as of December 31, 2018.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, the Company is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded. At the date of these financial statements, the Company has complied with the provisions of the aforementioned Resolution in relation to the six-month period ended August 31, 2018.

            Furthermore, in different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company. In this regard, the ENRE implemented an automatic penalty mechanism in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the six-month control period.

In fiscal year 2018, the ENRE regulated and/or issued new penalty procedures, to wit:

✓  ENRE Resolution No. 118/18: It regulated the Compensation for extraordinary service provision interruptions.

✓  ENRE Resolution No. 170/18: It regulated the Penalty System for Deviations from the Investment Plan, a procedure whereby real investments are assessed by comparison with the annual investment plan submitted by the Company, and the investment plan carried out for the 5-year rate period is assessed as against the Five-year period plan proposed in the RTI.

✓  ENRE Resolution No. 198/18: New Supplementary Penalty System of Technical Service Quality, which penalizes deviations ºfrom quality parameters at feeder level.

✓  ENRE Resolution N° 91/18: Through the filing of charges, the ENRE informs edenor about the penalty system to be applied for failure to comply with meter-reading and billing time periods.

The effects of these resolutions were quantified by the Company and recognized as of December 31, 2018.

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f)      Restriction on the transfer of the Company’s common shares

            The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

            Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the By-laws.

            In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, PESA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order No. 1,957/06, Section 10 stipulates that from the signing of the agreement through the end of the Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

g)    Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

According to Executive Order No. 740 of the PEN, dated September 20, 2017, the MINEM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued concerning the Resolution mentioned in the preceding paragraph.

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h)    Change of Jurisdiction

By Law No. 27467, 2019 Federal budget of expenditures and resources, the Executive Power is instructed to promote such actions that may be necessary in order for electricity distribution companies edenor and Edesur S.A. to become subject to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019.

Upon completion of the aforementioned process, the ENRE will continue to exercise its functions and powers over all those issues that are unrelated to the public service of electricity distribution.

In this regard, on February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded to edenor under a concession by the Federal Government, to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. It is worth pointing out that the Company has not been a party to such agreement, and, at the date of issuance of these financial statements is analyzing the scope and effects therefrom.

Note 3 |    Basis of preparation

The financial statements for the year ended December 31, 2018 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

These financial statements were approved for issue by the Company’s Board of Directors on March 8, 2019.

Restatement of financial information

The financial statements as of December 31, 2018, including the prior year’s figures, have been restated to reflect the changes in the general purchasing power of the Company’s functional currency (the Argentine peso), in conformity with the provisions of both IAS 29 “Financial reporting in hyperinflationary economies” and General Resolution No. 77718 of the National Securities Commission. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting period.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a series of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Although in recent years the general level of prices experienced a significant growth, the cumulative inflation rate over three years in Argentina had remained below 100%. However, due to different macroeconomic factors, triennial inflation in 2018 surpassed that percentage, while the federal government’s targets and other available projections indicate that this trend will not reverse in the short term.

2018 FINANCIAL STATEMENTS NOTES

Therefore, according to IAS 29, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018 the Official Gazette published Law 27,468 pursuant to which the provisions of Executive Order No. 664/03 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This law states that the provisions of section 62 of Business Organizations Law 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, the CNV, reaffirming the provisions of Law 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the IPC published by the INDEC from January 2017 (base month: December 2016) with the IPIM published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the IPIM-, the variation recorded in the IPC of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 2018, 2107 and 2016, the inflation rate amounted to 47.66%, 24.79% and 40.9%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the statement of financial position

(i)             Monetary items (those with a fixed nominal value in local currency) are not restated in as much as they are already expressed in terms of the measuring unit current at the closing date of the reporting period.

(ii)            Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting period are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting period. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the period, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)           The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, deferred tax liability is recognized for the temporary difference generated bythe restatement of the accounting bases of asset without any restatement of their tax bases the debit entry of this deffered tax liability is a monetary loss.

Restatement of the statement of profit or loss and other comprehensive income

(i)             Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)            The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year.

2018 FINANCIAL STATEMENTS NOTES

Restatement of the statement of changes in equity

(i)             The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they otherwise arose.

(ii)            The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

(iii)           After the restatement at the date of transition indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the statement of cash flows

IAS 29 requires that all the items of this statement be restated in terms of the measuring unit current at the closing date of the reporting period.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the period.

Note 4 |    Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note 4.1 |   New accounting standards, amendments and interpretations issued by the IASB

The Company has applied the following standards and/or amendments for the first time as from January 1, 2018:

- IFRS 15 "Revenue from contracts with customers" (issued in May 2014 and amended in September 2015)

- IFRS 9 “Financial instruments” (amended in July 2014)

- IFRS 2 “Share-based payments” (amended in June 2016)

- IFRIC 22 “Foreign currency transactions and Advanced consideration” (issued in December 2016)

- Annual improvements to IFRSs – 2014-2016 Cycle (issued in December 2016)

In the respective accounting policies detail the main issues related to the initial application of IFRS 9 and IFRS 15. The application of the other standards, amendments and interpretations generated no impact on either the Company’s results of operations and financial position, or the accounting policies applicable as from January 1, 2018.

2018 FINANCIAL STATEMENTS NOTES

Note 4.1.1 |         Impacts of adoption of rules not yet effectives

- IFRS 16 “Leases”: On January 13, 2016, the IASB published IFRS 16, which replaces the current guidance in IAS 17. The standard defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. The standard requires the recognition of a lease liability that reflects future lease payments and a ‘right-of-use asset’ for almost all lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (reported on the balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The impact of the application of the aforementioned standard estimated by the Company is not significant.

- IFRS 17 “Insurance Contracts”, issued in May 2017. It replaces IFRS 4 - an interim standard issued in 2004 that allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts, and applies to annual periods beginning on or after January 1, 2021, with early adoption permitted if entities also apply IFRS 9 and IFRS 15. The Company is currently analyzing the impact of the application of IFRS 17; nevertheless, it estimates that the application thereof will have no impact on the Company’s results of operations or its financial position.

- IFRIC 23 “Uncertainty over income tax treatments”, issued in June 2017. It clarifies the application of IAS 12 where there is uncertainty over income tax treatments. In accordance with the interpretation, an entity is required to reflect the impact of the uncertain tax treatment using the method that best predicts the resolution of the uncertainty, using either the most likely amount method or the expected value method. Additionally, the entity is required to assume that the tax authority will examine the uncertain treatments and have full knowledge of all the related relevant information when assessing the tax treatment over income tax. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company estimates that the application of IFRIC 23 will have no impact on the Company’s results of operations or its financial position.

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- IAS 28 “Investments in associates and joint ventures”, amended in October 2017. It clarifies that IFRS 9 applies to other financial instruments in an associate or joint venture to which the equity method is not applied. The standard is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Company estimates that its application will have no impact on the Company’s results of operations or its financial position.

- IAS 19 “Employee benefits”, amended in February 2018. It introduces changes to the measurement of past service cost and net interest in the case of post-employment defined benefit plans that have suffered amendments, curtailments or settlements. It applies to amendments, curtailments or settlements as from January 1, 2019.

The Company is currently assessing the impact of these new standards and amendments.

Note 4.2 |      Property, plant and equipment

Additions have been valued at acquisition cost restated to reflect the effects of inflation, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that require considerable time until they are in condition to be used. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses on the sale of Property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

At the date of issuance of these financial statements there are no indicators of a potential impairment (Note 6.c).

2018 FINANCIAL STATEMENTS NOTES

Note 4.3 |      Interests in joint ventures

The main conceptual definitions are as follow:

                 i.   A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                ii.   A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

               iii.   A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note 4.4 |      Revenue recognition

a.      Revenue from sales

Revenues from contracts with customers (ENRE Resolutions No. 63/17, 603/17, 33/18, 208/18 and SE Resolution No. 366/18):

The Company recognizes, on a monthly basis, revenues from electricity distribution and commercialization as energy is distributed to each client based on the applicable tariff and procedures established by the ENRE. Such revenue includes energy delivered, whether billed or unbilled, at the end of each period. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

The current remuneration scheme establishes certain limits to the increase in the VAD resulting from the tariff structure review process, as well as a mechanism for monitoring the variation of CPD, which implies an increase in the compensation scheme for certain cases; the Company recognizes related revenues only to the extent that it is highly probable that a significant reversal will not occur and it is probable that the consideration will be collected regardless the period in which the energy is distributed.

The Company recognizes revenues related to energy supply to low-income areas and shantytowns, only to the extent that the Framework Agreement with Argentine Nation and Province of Buenos Aires has been renewed for the period in which the service was rendered.

2018 FINANCIAL STATEMENTS NOTES

Other revenues from contracts with customers:

The Company recognizes other revenues from contracts with customers in relation to connection and reconnection services, rights of use on poles and transport of energy to other distribution companies on a monthly basis as services are rendered based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales’ payments are not deferred over time, which is consistent with market practice.

b.      Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

Note 4.5 |      Effects of the changes in foreign currency exchange rates

a.      Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation (Note 3), which is also the presentation currency.

b.      Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Income.

The foreign currency exchange rates used are the bid price for monetary assets, the offer price for monetary liabilities, and the specific exchange rate for foreign currency denominated transactions.

Note 4.6 |      Trade and other receivables

a.       Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

2018 FINANCIAL STATEMENTS NOTES

b.      Other receivables

The financial assets included in other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The rest of other receivables are initially recognized at the amount paid.

Note 4.7 |      Inventories

Inventories are valued at the lower of acquisition cost restated to reflect the effects of inflation and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

Note 4.8 |      Financial assets

Note 4.8.1 |      Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

2018 FINANCIAL STATEMENTS NOTES

a.      Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                          i.       the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                         ii.       the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.      Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note 4.8.2 |      Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, according to the calculated coefficients, are detailed in Note 6.a.

2018 FINANCIAL STATEMENTS NOTES

Note 4.8.3 |      Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Income.

Although cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is not material.

Note 4.8.4 |      Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 4.9 |      Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2018 and 2017, the economic impact of these transactions is recorded in the Other financial expense account of the Statement of Comprehensive Income.

During fiscal year 2018, the Company has not entered into futures contracts to buy US dollars.

As of December 31, 2017, the economic impact of the transactions carried out in that fiscal year resulted in a loss of $ 21.1 million, which is recorded in the Other financial expense account of the Statement of Comprehensive Income.

2018 FINANCIAL STATEMENTS NOTES

Note 4.10 |    Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

                   i.        Cash and banks in local currency: at nominal value.

                  ii.        Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

                 iii.        Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note 4.11 |    Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.      Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.      Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.      Other comprehensive income

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

d.      Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

Note 4.12 |    Trade and other payables

a.      Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.      Customer deposits

2018 FINANCIAL STATEMENTS NOTES

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

                         i.        When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;

                        ii.        When service has been suspended more than once in one-year period;

                       iii.        When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                      iv.        When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

c.     Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.    Other payables

The rest of the financial liabilities recorded in Other Payables, including the loans for consumption (mutuums) with CAMMESA, the Payment agreement with the ENRE and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e)), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the renegotiation process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

2018 FINANCIAL STATEMENTS NOTES

Note 4.13 |    Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

2018 FINANCIAL STATEMENTS NOTES

Note 4.14 |    Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRS 15 “Transfers of Assets from Customers”, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•           customer connection to the network: revenue is accrued until such connection is completed;

•           continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Note 4.15 |    Employee benefits

•         Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The group’s accounting policy for benefit plans is as follow:

a.     Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.    Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

•         The Company’s Share-based Compensation Plan

The Company has share-based compensation plans under which it receives services from some employees in exchange for the Company’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

2018 FINANCIAL STATEMENTS NOTES

Note 4.16 |    Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Note 4.17 |    Leases

The leases in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has leases contracts that are classified as operating.

a.         Lessee

The payments with respect to operating leases are recognized as operating expenses in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

b.         Lessor

The leases in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating leases.

The collections with respect to operating leases are recognized as income in the Statement of Comprehensive Income on a straight-line basis throughout the term of the assignment.

Note 4.18 |    Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

2018 FINANCIAL STATEMENTS NOTES

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note 4.19 |    Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

Note 5 |    Financial risk management

Note 5.1 |      Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.         Market risks

i.          Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. At the date of issuance of these financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2018 and 2017 are $ 37.70 and $ 18.65 per USD, respectively.

2018 FINANCIAL STATEMENTS NOTES

As of December 31, 2018 and 2017, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.18	Total 12.31.17

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	20,416	37.500	765,600	-
TOTAL NON-CURRENT ASSETS		20,416		765,600	-
CURRENT ASSETS
Other receivables	USD	3,989	37.500	149,588	-
Financial assets at fair value through profit or loss	USD	87,621	37.500	3,285,788	1,829,881
Cash and cash equivalents	USD	250	37.500	9,375	6,519
	EUR	-	42.840	-	394
TOTAL CURRENT ASSETS		91,860		3,444,751	1,836,794
TOTAL ASSETS		112,276		4,210,351	1,836,794

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	190,782	37.700	7,192,467	6,189,294
TOTAL NON-CURRENT LIABILITIES		190,782		7,192,467	6,189,294
CURRENT LIABILITIES
Trade payables	USD	17,519	37.700	660,459	386,504
	EUR	93	43.163	4,014	9,248
	CHF	5	38.312	-	15,454
	NOK	68	4.346	296	230
Borrowings	USD	28,580	37.700	1,077,453	105,139
TOTAL CURRENT LIABILITIES		46,265		1,742,222	516,575
TOTAL LIABILITIES		237,047		8,934,689	6,705,869

(1)     The exchange rates used are the BNA exchange rates in effect as of December 31, 2018 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.18	12.31.17
Net position Assets/(Liabilities)
US dollar	(4,720,028)	(4,844,537)
Euro	(4,014)	(8,854)
Norwegian krone	(296)	(230)
Swiss franc	-	(15,454)
Total	(4,724,338)	(4,869,075)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.18	12.31.17
Net position Assets/(Liabilities)
US dollar	(472,003)	(484,454)
Euro	(401)	(886)
Norwegian krone	(30)	(24)
Swiss franc	-	(1,546)
Decrease in the results of operations for
the year	(472,434)	(486,910)

2018 FINANCIAL STATEMENTS NOTES

                   ii.          Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

                  iii.          Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2018 and 2017 -except for a loan applied for by the Company and granted by ICBC Bank as from October 2017 for a three-year term at a six-month Libor rate plus an initial 2.75% spread, which will be adjusted semi-annually by a quarter-point-, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.18	12.31.17
Fixed rate:
US dollar	6,359,798	4,904,361
Subtotal loans at fixed rates	6,359,798	4,904,361
Floating rate:
US dollar	1,910,122	1,390,072
Subtotal loans at floating rates	1,910,122	1,390,072
Total loans	8,269,920	6,294,433

2018 FINANCIAL STATEMENTS NOTES

Based on the simulations performed, a 1% increase in floating interest rates, with all the other variables remaining constant, would give rise to the following decrease in the profit for the year:

	12.31.18	12.31.17
Floating rate:
US dollar	(4,241)	(3,098)
Decrease in the results of operations
for the year	(4,241)	(3,098)

Based on the simulations performed, a 1% decrease in floating interest rates, with all the other variables remaining constant, would give rise to the following increase in the profit for the year:

	12.31.18	12.31.17
Floating rate:
US dollar	4,241	3,098
Decrease in the results of operations
for the year	4,241	3,098

b.         Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if no independent credit risk ratings are available, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Commercial Department periodically monitors compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company either applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies, or implements debt refinancing plans, with the aim of reducing them.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2018 and 2017, delinquent trade receivables totaled approximately $ 2 billion and $ 1.5 billion, respectively.  As of December 31, 2018 and 2017, the financial statements included allowances for $ 901.3 million and $ 677.5 million, respectively.

2018 FINANCIAL STATEMENTS NOTES

The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of small-demand (T1), medium-demand (T2) and large-demand (T3) customers that remain unpaid 7 working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

c.         Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2018 and 2017, the Company’s current financial assets at fair value amount to $ 3.4 billion and $ 4.3 billion, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

			From 3
		Less than 3	months to 1	From 1 to 2	From 2 to 5	More than 5
	No deadline	months	year	years	years	years	Total
As of December 31, 2018
Trade and other payables	12,407,373	9,110,948	2,732,779	82,491	99,953	-	24,433,544
Borrowings	-	-	684,469	684,469	7,676,569	-	9,045,507
Total	12,407,373	9,110,948	3,417,248	766,960	7,776,522	-	33,479,051

As of December 31, 2017
Trade and other payables	8,950,249	5,877,338	8,195,465	135,840	179,584	-	23,338,476
Borrowings	-	-	499,945	499,945	6,107,012	-	7,106,902
Total	8,950,249	5,877,338	8,695,410	635,785	6,286,596	-	30,445,378

2018 FINANCIAL STATEMENTS NOTES

Note 5.2 |      Concentration risk factors

a.     Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2018 and 2017. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 10.4 million and $ 231 million as of December 31, 2018 and 2017, respectively, as disclosed in Note 2.d), is subject to compliance with the terms of such agreement.

b.    Related to employees who are union members

As of December 31, 2018, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

 In November 2018, the Company reached an agreement with the Sindicato de Luz y Fuerza on a total salary increase to be implemented in 5 tranches, beginning in November 2018 and ending in October 2019. Each increase will be calculated on the basis of the previous month salary and paid to the personnel represented by the union and providing services at the time of each payment. The agreed-upon increases are as follow:

•         10%, applicable as from December 2018.

•         8%, applicable as from February 2019.

•         5%, applicable as from April 2019.

•         5%, applicable as from July 2019.

•         5%, applicable as from October 2019.

Additionally, it was agreed that the values of the Attendance Bonus, payable to those who have maintained perfect attendance for a full quarter, or have a maximum of 2 absences over the period, would be adjusted as from November 2018.

At present, the Company continues negotiating with the Asociación del Personal Superior de Empresas de Energía (APSEE), but no agreement has been reached as of to date.

2018 FINANCIAL STATEMENTS NOTES

Note 5.3 |      Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the statement of financial position plus net debt.

As of December 31, 2018 and 2017, gearing ratios were as follow:

	12.31.18	12.31.17
Total liabilities	46,023,206	43,088,208
Less: cash and cash equivalents	(3,409,158)	(4,400,357)
Net debt	42,614,048	38,687,851
Total Equity	30,968,972	27,793,719
Total capital attributable to owners	73,583,020	66,481,570
Gearing ratio	57.91%	58.19%

Note 5.4 |      Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Note 5.5 |      Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

2018 FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

At December 31, 2018
Assets
Financial assets at fair value through
profit or loss:
Government bonds	3,285,799	-	-	3,285,799
Money market funds	95,751	-	-	95,751
Total assets	3,381,550	-	-	3,381,550

Liabilities
Derivative financial instruments	-	1,035	-	1,035
Total liabilities	-	1,035	-	1,035

At December 31, 2017
Assets
Financial assets at fair value through
profit or loss:
Government bonds	1,829,888	-	-	1,829,888
Money market funds	2,448,120	-	-	2,448,120
Total assets	4,278,008	-	-	4,278,008

Liabilities
Derivative financial instruments	-	291	-	291
Total liabilities	-	291	-	291

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Transactions with securities” report issued by Banco Mariva.

When one or more relevant variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

2018 FINANCIAL STATEMENTS NOTES

Note 6 |    Critical accounting estimates and judgments

The preparation of the financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.     Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of small-demand (T1), medium-demand (T2), and large-demand (T3) customers that remain unpaid 7 working days after their first due dates. The Company’s Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

As from January 1, 2018, the Company has applied the amended IFRS 9 with the allowed practical resources, without restating the comparative periods.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption has not affected the classification and measurement of the Company’s financial assets.

Furthermore, with regard to the new hedge accounting model, the Company has not elected to designate any hedge relationship at the date of the initial adoption of the amended IFRS 9 and, consequently, has generated no impact on the Company’s results of operations or its financial position.

Finally, with regard to the change in the methodology for calculating the impairment of financial assets based on expected credit losses, the Company has applied the simplified approach of IFRS 9 for trade receivables and other receivables with similar risk characteristics. In order to measure the expected credit losses, receivables are grouped by customer segment, and on the basis of the shared credit risk characteristics and the number of days past the payment due date. The expected loss as of January 1, 2018 was determined based on the following coefficients calculated for the number of days past the payment due date:

	Number of days
	0-30	30-60	60-90	90-120	120-150	+150
Loss expected porcentage	8%	12%	19%	26%	59%	69%

2018 FINANCIAL STATEMENTS NOTES

For such purpose, the adjustments determined as of December 31, 2017 are as follow:

Amount of the provisions for impairment of the trade
receivables at 12.31.2017 by IAS 39	(458,853)

Adjustment of expected losses IFRS 9	(82,041)
Amount of the provisions for impairment of the trade
receivables at 12.31.2017 by IAS 9	(540,894)

The adjustment determined as a result of the application of this new standard, net of its tax effect, amounts to $ 60.2 million, which is disclosed within the “Unappropriated Retained Earnings” line item.

b.      Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.      Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest disaggregation level at which independent cash flows can be identified (cash generating units, or CGU).

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

At the date of issuance of these financial statements there are no indicators of a potential impairment.

d.       Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

2018 FINANCIAL STATEMENTS NOTES

e.      Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial ns about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

f.       ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e).

g.      Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company’s Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

Note 7 | Interest in joint venture

Percentage interest held		Equity attributable to the owners
in capital stock and votes		12.31.18	12.31.17
SACME	50.00%	8,844	10,693

Note 8 |    Contingent liabilities

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its in-house and external legal advisors, the Company’s Management estimates that the outcome of the current contingencies and lawsuits will not result in amounts that either exceed those of the recorded provisions or could be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts, which as of December 31, 2018 total $ 1.3 billion, for which a provision has been recorded.

2018 FINANCIAL STATEMENTS NOTES

We detail below the nature of the significant judicial proceedings in relation to which, as of December 31, 2018, the Company believes, based on the opinion of its in-house and external legal advisors, there exist grounds for them not to be deemed probable:

Note 8.1 |      Civil and commercial proceedings – Consumer claims

-    By means of the action filed by Consumidores Financieros Asociación Civil para su Defensa, the following is claimed from the Company:

➢  Reimbursement of the Value Added Tax (VAT) percentage paid on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

➢  Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

➢  Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

By means of the action filed by Asociación de Defensa de derechos de clientes y consumidores (ADDUC) it is requested that the Company be ordered by the Court to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs Edesur S.A. and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur S.A. and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated in caption a) above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial.

2018 FINANCIAL STATEMENTS NOTES

We detail below the nature of the significant judicial proceedings instituted by the Company as of December 31, 2018, in relation to which an inflow of economic benefits into the Company is deemed probable.

Note 8.2 |   Civil and Commercial Proceedings for the Determination of a Claim – Judicial Annulment ENRE Resolution 32/11

-    The Company seeks to obtain the judicial annulment of the ENRE’s Resolution that provided the following:

➢  That the Company be fined in the amount of $ 750 thousand due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

➢  That the Company be fined in the amount of $ 375 thousand due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/99.

➢  That the Company be ordered to pay customers as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

On July 8, 2011, the Company requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“Recurso de Queja por apelación denegada”) to the CSJN requesting that the appeal dismissed concerning the provisional relief sought and not granted be sustained. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the CSJN. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by edenor. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard. However, the course of these proceedings is currently suspended due to the fact that an “Agreement of parties” has been entered into with the ENRE.

At the closing date of the year ended December 31, 2018, the Company made a provision for principal and interest accrued for an amount of $ 57.3 million within the Other non-current liabilities account.

2018 FINANCIAL STATEMENTS NOTES

Note 8.3 |   Civil and Commercial Proceedings for the Determination of a Claim – Regulatory Liability Claim against the Federal Government

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22, whose purpose is to sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the “Adjustment Agreement”) entered into with the Company in 2006, and for damages caused as a result of such breach.

On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, edenor reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SEE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the procedural time-limits in this incidental motion, as those in the main proceedings, continue to be suspended.

2018 FINANCIAL STATEMENTS NOTES

Note 9 |    Property, plant and equipment

					Tools, Furniture,
					vehicles,
				Meters and	equipment,
			High, medium	Transformer	communications
	Lands and		and low	chambers and	and advances to	Construction	Supplies and
	buildings	Substations	voltage lines	platforms	suppliers	in process	spare parts	Total
At 12.31.17
Cost	1,376,244	13,471,386	36,429,475	15,047,060	2,506,343	8,717,184	90,712	77,638,404
Accumulated depreciation	(205,458)	(3,571,659)	(11,249,849)	(4,638,799)	(912,452)	-	-	(20,578,217)
Net amount	1,170,786	9,899,727	25,179,626	10,408,261	1,593,891	8,717,184	90,712	57,060,187

Additions	18,746	113,838	380,528	51,465	516,244	7,339,357	129,731	8,549,909
Disposals	(36)	(2,211)	(94,785)	(35,870)	(440,852)	-	-	(573,754)
Transfers	89,250	187,522	1,595,057	710,388	89,483	(2,646,562)	(25,138)	-
Depreciation for the period	(73,129)	(403,667)	(1,171,411)	(546,048)	(367,244)	-	-	(2,561,499)
Net amount 12.31.17	1,205,617	9,795,209	25,889,015	10,588,196	1,391,522	13,409,979	195,305	62,474,843

At 12.31.18
Cost	1,449,399	13,769,111	38,060,451	15,749,070	2,656,570	13,409,979	195,305	85,289,885
Accumulated depreciation	(243,782)	(3,973,902)	(12,171,436)	(5,160,874)	(1,265,048)	-	-	(22,815,042)
Net amount	1,205,617	9,795,209	25,889,015	10,588,196	1,391,522	13,409,979	195,305	62,474,843

•       During the year ended December 31, 2018, the Company capitalized as direct own costs $ 1 billion.

Vease nuestro informe de fecha
9 de agosto de 2017
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
DANIEL ABELOVICH	C.P.C.E.C.A.B.A. Tº 1 Fº 17

2018 FINANCIAL STATEMENTS NOTES

					Tools, Furniture,
					vehicles,
				Meters and	equipment,
			High, medium	Transformer	communications
	Lands and		and low	chambers and	and advances to	Construction	Supplies and
	buildings	Substations	voltage lines	platforms	suppliers	in process	spare parts	Total
At 12.31.16
Cost	1,276,109	12,466,805	33,712,884	13,924,981	2,398,833	5,839,187	56,036	69,674,835
Accumulated depreciation	(178,241)	(3,214,869)	(10,386,483)	(4,157,929)	(842,545)	-	-	(18,780,067)
Net amount	1,097,868	9,251,936	23,326,401	9,767,052	1,556,288	5,839,187	56,036	50,894,768
Additions	122,804	680,868	1,456,818	467,268	566,753	5,103,253	85,034	8,482,798
Disposals	(765)	(7)	(35,030)	(9,618)	(4,404)	-	-	(49,824)
Transfers	50,983	323,723	1,357,461	664,134	(240,153)	(2,225,256)	(50,358)	(119,466)
Depreciation for the period	(100,104)	(356,793)	(926,024)	(480,575)	(284,593)	-	-	(2,148,089)
Net amount 12.31.17	1,170,786	9,899,727	25,179,626	10,408,261	1,593,891	8,717,184	90,712	57,060,187

At 12.31.17
Cost	1,376,244	13,471,386	36,429,475	15,047,060	2,506,343	8,717,184	90,712	77,638,404
Accumulated depreciation	(205,458)	(3,571,659)	(11,249,849)	(4,638,799)	(912,452)	-	-	(20,578,217)
Net amount	1,170,786	9,899,727	25,179,626	10,408,261	1,593,891	8,717,184	90,712	57,060,187

•       During the year ended December 31, 2017, the Company capitalized as direct own costs $ 869.7 million.

Vease nuestro informe de fecha
9 de agosto de 2017
PRICE WATERHOUSE & CO. S.R.L.

(Socio)
DANIEL ABELOVICH	C.P.C.E.C.A.B.A. Tº 1 Fº 17

2018 FINANCIAL STATEMENTS NOTES

Note 10 |    Financial instruments

Nota 10.1 |       Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2018
Assets
Trade receivables	7,587,906	-	-	7,587,906
Other receivables	954,407	-	88,451	1,042,858
Cash and cash equivalents
Cash and Banks	27,608	-	-	27,608
Financial assets at fair value through profit or loss:
Government bonds	-	3,285,799	-	3,285,799
Derivative financial instruments	-	-	-	-
Money market funds	-	95,751	-	95,751
Financial assets at amortized cost:
Time deposits	1,208,770	-	-	1,208,770
Total	9,778,691	3,381,550	88,451	13,248,692

As of December 31, 2017
Assets
Trade receivables	8,385,237	-	-	8,385,237
Other receivables	249,780	88,667	20,448	358,895
Cash and cash equivalents		-	-
Cash and Banks	120,053	-	-	120,053
Checks to be deposited	2,296	-	-	2,296
Money market funds
Financial assets at fair value through profit or loss:
Government bonds	-	1,829,888	-	1,829,888
Derivative financial instruments	-	2,448,120	-	2,448,120
Financial assets at fair value
Government bonds	16,978	-	-	16,978
Total	8,774,344	4,366,675	20,448	13,161,467

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2018
Liabilities
Trade payables	14,895,194	-	-	14,895,194
Other payables	317,439	-	9,228,745	9,546,184
Borrowings	8,269,920	-	-	8,269,920
Total	23,482,553	-	9,228,745	32,711,298

As of December 31, 2017
Liabilities
Trade payables	13,933,226	-	-	13,933,226
Other payables	490,188	-	8,966,695	9,456,883
Borrowings	6,294,433	-	-	6,294,433
Total	20,717,847	-	8,966,695	29,684,542

Financial instruments categories have been determined based on IFRS 9.

2018 FINANCIAL STATEMENTS NOTES

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2018
Interest income	671,783	-	671,783
Exchange differences	2,866,396	-	2,866,396
Bank fees and expenses	(8,509)	-	(8,509)
Changes in fair value of financial assets	-	746,532	746,532
Adjustment to present value	(327)	-	(327)
Total	3,529,343	746,532	4,275,875

As of December 31, 2017
Interest income	453,804	-	453,804
Exchange differences	229,100	-	229,100
Bank fees and expenses	(2,883)	-	(2,883)
Changes in fair value of financial assets	-	474,896	474,896
Adjustment to present value	(431)	-	(431)
Total	679,590	474,896	1,154,486

As of December 31, 2016
Interest income	362,558	-	362,558
Exchange differences	178,191	5,830	184,021
Bank fees and expenses	(5,928)	-	(5,928)
Changes in fair value of financial assets	-	781,486	781,486
Adjustment to present value	(485)	5,799	5,314
Total	534,336	793,115	1,327,451

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2018
Interest expense	(4,968,210)	-	(4,968,210)
Other financial results	(86,098)	-	(86,098)
Exchange differences	(5,496,362)	-	(5,496,362)
Total	(10,550,670)	-	(10,550,670)

As of December 31, 2017
Interest expense	(2,567,373)	-	(2,567,373)
Other financial results	(78,877)	-	(78,877)
Exchange differences	(793,157)	-	(793,157)
Total	(3,439,407)	-	(3,439,407)

As of December 31, 2016
Interest expense	(2,656,550)	-	(2,656,550)
Other financial results	(67,780)	-	(67,780)
Bank fees and expenses	77	-	77
Exchange differences	(953,730)	-	(953,730)
Total	(3,677,983)	-	(3,677,983)

2018 FINANCIAL STATEMENTS NOTES

Nota 10.2 |          Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.18	12.31.17
Customers with no external credit rating:
Group 1 (i)	6,438,500	7,487,484
Group 2 (ii)	480,237	339,740
Group 3 (iii)	669,169	558,013
Total trade receivables	7,587,906	8,385,237

(i) Relates to customers with debt to become due
(ii) Relates to customers with past due debt from 0 to 3 months.
(iii) Relates to customers with past due debt from 3 to 12 months.

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

Note 11 | Other receivables

	Note	12.31.18	12.31.17
Non-current:
		-	-
Financial credit		30,484	54,661
Related parties	35.d	4,662	8,015
Advances to suppliers	37	765,595	-
Total Non-current		800,741	62,676

Current:
Prepaid expenses		5,312	7,362
Advances to suppliers		81,440	9,791
Advances to personnel		1,700	3,293
Security deposits		16,695	15,249
Financial credit		58,425	17,159
Receivables from electric activities		98,390	169,157
Related parties	35.d	1,946	1,614
Guarantee deposits on derivative financial instruments		-	88,667
Judicial deposits		30,482	23,795
Credit with SBS Bank Company		25,000	-
Other		24	2
Allowance for the impairment of other receivables		(77,297)	(39,870)
Total Current		242,117	296,219

The carrying amount of the Company’s other financial receivables approximates their fair value.

The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.18	12.31.17	12.31.16
Balance at beginning of year	39,870	63,940	32,712
Increase	61,467	-	45,032
Result from exposure to inlfation	(24,040)	(12,704)	(13,804)
Recovery	-	(11,366)	-
Balance at end of the period	77,297	39,870	63,940

2018 FINANCIAL STATEMENTS NOTES

The aging analysis of these other receivables is as follows:

	12.31.18	12.31.17
Without expiry date	48,358	39,526
Past due	34,854	129,288
Up to 3 months	130,564	110,759
From 3 to 6 months	20,415	8,418
From 6 to 9 months	4,881	4,198
From 9 to 12 months	3,045	4,030
More than 12 months	800,741	62,676
Total other receivables	1,042,858	358,895

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note 12 | Trade receivables

	12.31.18	12.31.17
Current:
Sales of electricity - Billed	4,622,701	4,359,990
Sales of electricity – Unbilled	3,735,956	4,404,135
Framework Agreement	10,377	230,953
Fee payable for the expansion of the transportation and others	22,969	33,952
Receivables in litigation	97,158	33,736
Allowance for the impairment of trade receivables	(901,255)	(677,529)
Total Current	7,587,906	8,385,237

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.18	12.31.17	12.31.16
Balance at beginning of year	677,529	383,439	146,238
Change of accounting standard (Note 6) - Adjustment by model of expected losses IFRS 9	82,041	-	-
Balance at beginning of year restated	759,570	383,439	146,238
Increase	916,036	391,615	388,339
Decrease	(307,137)	(64,348)	(56,062)
Result from exposure to inlfation	(467,214)	(33,177)	(95,076)
Balance at end of the period	901,255	677,529	383,439

The aging analysis of these trade receivables is as follows:

	12.31.18	12.31.17
Not due	10,377	230,953
Past due	1,149,406	897,752
Up to 3 months	6,428,123	7,256,532
Total other receivables	7,587,906	8,385,237

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

2018 FINANCIAL STATEMENTS NOTES

Sensitivity analysis of the allowance for impairment of trade receivables:

-       5% increase in the uncollectibility rate estimate

12.31.18
Contingencies	946,318
change	45,063

-       5% decrease in the uncollectibility rate estimate

12.31.18
Contingencies	856,192
change	(45,063)

Note 13 | Financial assets at fair value through profit or loss

	12.31.18	12.31.17

Current
Government bonds	3,285,799	1,829,888
Money market funds	95,751	2,448,120
Total current	3,381,550	4,278,008

Note 14 | Financial assets at amortized cost

	12.31.18	12.31.17
Non-current
Current
Government bonds	-	16,978
Time deposits	1,208,770	-
Total Current	1,208,770	16,978

Note 15 |    Inventories

	12.31.18	12.31.17
Current
Supplies and spare-parts	1,252,292	589,339
Advance to suppliers	7,507	60,241
Total inventories	1,259,799	649,580

Note 16 | Cash and cash equivalents

	12.31.18	12.31.17
Cash and banks	27,608	122,349
Total cash and cash equivalents	27,608	122,349

2018 FINANCIAL STATEMENTS NOTES

Note 17 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2016	18,197,583	183,604	18,381,187
Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	-	46,317	46,317
Balance at December 31, 2017	18,197,583	229,921	18,427,504

Payment of Other reserve constitution - Share-bases compensation plan (Note 25)	-	10,700	10,700
Balance at December 31, 2018	18,197,583	240,621	18,438,204

As of December 31, 2018, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

No changes have occurred in the Company’s Share Capital structure in the last three fiscal years.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, with the SEC’s prior approval, the Company’s ADSs, each representing 20 common shares of the Company, began to be traded on the NYSE as from April 24, 2007.

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the acquisition of the Company’s own shares in accordance with both section 64 of Law 26,831 and the regulations of the National Securities Commission (CNV), under the following main terms and conditions:

▪  Maximum amount to be invested: up to $ 800,000,000;

▪  The treasury stock may not exceed, as a whole, the limit of 10% of share capital;

▪  Price to be paid for the shares: up to a maximum of USD 30 per ADR in the New York Stock Exchange, or the equivalent amount in pesos at USD 1.5 per share in Bolsas y Mercados Argentinos S.A.;

▪  The acquisitions will be made with realized and liquid profits;

▪  The shares may be acquired for a term of 120 calendar days to commence on December 5, 2018.

2018 FINANCIAL STATEMENTS NOTES

In this framework, on December 31, 2018, the Company acquired 15,590,860 Class B own shares of 1 peso nominal value, for $858.7 million in cash ($1.1 billion in constant currency).

As of December 31, 2018, the Company’s treasury shares amount to 23,385,028, and are disclosed as “treasury stock”.

Moreover, a total of 1,618,332,269 shares were awarded to executive directors and managers as additional remuneration for special processes developed during fiscal year 2016. (Note 25).

Furthermore, and subsequent to the closing date of these financial statements, the Company has acquired, in successive market transactions, 5,570,480 Class B own shares of 1 peso nominal value for a total of $ 289.6 million.

Note 18 | Allocation of profits

Clause 7.4 of the Adjustment Agreement provided that during the Transition period the Company could not distribute dividends without the Regulatory Entity’s prior authorization. This transition period ended on January 31, 2017 with the implementation of the RTI, ENRE Resolution No. 63/17. Therefore, in the Company’s opinion there exists no regulatory restriction on the distribution of dividends.

If the Company’s Level of Indebtedness were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Note 19 | Trade payables

		12.31.18	12.31.17
Non-current
Customer guarantees		140,968	148,349
Customer contributions		112,324	118,095
Funding contributions - substations		32,925	89,262
Total Non-current		286,217	355,706

Current
Payables for purchase of electricity - CAMMESA		4,080,310	4,499,302
Provision for unbilled electricity purchases - CAMMESA		7,828,458	6,715,431
Suppliers		2,426,016	1,995,697
Advance to customer		196,485	220,111
Customer contributions		15,288	27,706
Discounts to customers		37,372	55,182
Funding contributions - substations		17,215	12,380
Related parties	35.d	7,833	51,711
Total Current		14,608,977	13,577,520

The fair values of non-current customer contributions as of December 31, 2018 and 2017 amount to $ 107.7 million and $ 141.3 million, respectively. The fair values are determined based on estimated cash flows discounted at a representative market rate for this type of transactions. The applicable fair value category is Level 3 category.

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

2018 FINANCIAL STATEMENTS NOTES

Note 20 |    Other payables

	Note	12.31.18	12.31.17
Non-current
Loans (mutuum) with CAMMESA		2,282,176	2,783,474
ENRE penalties and discounts		5,097,402	5,737,612
Liability with FOTAE		207,371	280,813
Payment agreements with ENRE		37,196	108,069
Total Non-current		7,624,145	8,909,968

Current
ENRE penalties and discounts		1,835,590	425,563
Related parties	35.d	7,571	7,756
Advances for works to be performed		13,577	20,046
Payment agreements with ENRE		65,301	93,550
Total Current		1,922,039	546,915

The carrying amount of the Company’s other financial payables approximates their fair value.

Note 21 |    Deferred revenue

	12.31.18	12.31.17
Non-current
Nonrefundable customer contributions	275,437	287,384
Total Non-current	275,437	287,384

	12.31.18	12.31.17
Current
Nonrefundable customer contributions	5,346	4,961
Total Current	5,346	4,961

Note 22 | Borrowings

	12.31.18	12.31.17
Non-current
Corporate notes (1)	6,249,967	4,812,465
Borrowing	942,500	1,376,829
Total non-current	7,192,467	6,189,294

Current
Interest from corporate notes	110,019	91,896
Borrowing	967,434	13,243
Total current	1,077,453	105,139

(1)   Net of debt issuance, repurchase and redemption expenses.

On October 11, 2017, the Company was granted a 36-month term loan by the Industrial and Commercial Bank of China Dubai (ICBC) Branch, for an amount of USD 50 million. The proceeds of the loan will be used to finance the Company’s investment plan and working capital. Furthermore, it must be pointed out that such loan constitutes an “Allowed Indebtedness” within the limits stipulated in the Corporate Notes due 2022.

2018 FINANCIAL STATEMENTS NOTES

The fair values of the Company’s non-current borrowings (Corporate Notes) as of December 31, 2018 and 2017 amount approximately to $ 6.5 billion and $ 5.3 billion, respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1 category.

The Company’s borrowings are denominated in the following currencies:

	12.31.18	12.31.17
US dollars	8,269,920	6,294,433
	8,269,920	6,294,433

The maturities of the Company’s borrowings and its exposure to interest rate are as follow:

	12.31.18	12.31.17
Fixed rate
Less than 1 year	110,019	91,896
From 2 to 5 years	6,249,967	4,812,465
Total Fixed rate	6,359,986	4,904,361

Variable rate
Less than 1 year	967,434	13,244
From 1 to 2 years	942,500	688,414
From 2 to 5 years	-	688,414
Total Variable rate	1,909,934	1,390,072
	8,269,920	6,294,433

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.18	12.31.17	12.31.16
Balance at beginnig of the year	6,294,433	5,202,452	6,224,330
Proceeds from borrowings	-	1,285,946	-
Payment of borrowings' interests	(652,667)	(418,494)	(529,227)
Repurchase of Corporate Notes by the trust	-	-	(9,683)
Paid from repurchase of Corporate Notes	(375,520)	-	(441,462)
Gain from repurchase of Corporate Notes	(4,539)	-	(84)
Exchange diference and interest accrued	6,134,425	1,252,327	1,604,325
Result from exposure to inlfation	(3,126,212)	(1,027,798)	(1,645,747)
Balance at the end of period	8,269,920	6,294,433	5,202,452

2018 FINANCIAL STATEMENTS NOTES

Corporate Notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.17	Debt repurchase	Debt structure at 12.31.18	At 12.31.18
Fixed Rate Par Note	9	9.75	2022	171.87	(10.22)	161.65	6,249.78
Total				171.87	(10.22)	161.65	6,249.78

				Million of USD			Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 12.31.16	Debt repurchase	Debt structure at 12.31.17	At 12.31.17
Fixed Rate Par Note	9	9.75	2022	171.87	-	171.87	3,259.22
Total				171.87	-	171.87	3,259.22

The main covenants are the following:

                 i.   Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of edenor’s common shares or payments on subordinated debt).

                ii.   Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

- the Company’s long-term debt rating is raised to Investment Grade, or the Company’s Level of Indebtedness is equal to or lower than 3.

- If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 3, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

In fiscal year 2018, the Company repurchased at market prices, in successive transactions, “Fixed Rate Class 9 Par Corporate Notes” due 2022, for an amount of USD 10.2 million nominal value.

2018 FINANCIAL STATEMENTS NOTES

Note 23 | Salaries and social security taxes payable

a.     Salaries and social security taxes payable

	12.31.18	12.31.17
Non-current
Early retirements payable	14,884	4,960
Seniority-based bonus	147,853	171,719
Total non-current	162,737	176,679

Current
Salaries payable and provisions	1,581,241	1,571,228
Social security payable	151,137	223,165
Early retirements payable	10,248	7,099
Total current	1,742,626	1,801,492

The carrying amount of the Company’s salaries and social security taxes payable approximates their fair value.

b.    Salaries and social security taxes charged to profit or loss

	12.31.18	12.31.17	12.31.16
Salaries	4,336,533	4,897,440	5,006,596
Social security taxes	1,686,430	1,904,559	1,947,009
Total salaries and social security taxes	6,022,963	6,801,999	6,953,605

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2018 and 2017 amount to $ 10.2 million and $ 7.1 million (current) and $ 14.9 million and $ 5 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2018 and 2017, the related liabilities amount to $ 147.8 million and $ 171.7 million, respectively.

As of December 31, 2018 and 2017, the number of employees amounts to 4,878 and 4,789, respectively.

2018 FINANCIAL STATEMENTS NOTES

Note 24 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for non-unionized personnel.

	12.31.18	12.31.17
Non-current	385,098	477,765
Current	32,365	46,375
Total Benefit plans	417,463	524,140

The detail of the benefit plan obligations as of December 31, 2018 and 2017 is as follows:

	12.31.18	12.31.17
Benefit payment obligations at beginning	524,140	442,170
Current service cost	32,904	42,500
Interest cost	79,304	126,954
Actuarial losses	5,638	(22,219)
Result from exposure to inflation for the year	(169,169)	(8,692)
Benefits paid to participating employees	(55,354)	(56,573)
Benefit payment obligations at period end	417,463	524,140

As of December 31, 2018 and 2017, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.18	12.31.17	12.31.16
Cost	32,904	42,500	46,320
Interest	79,304	126,954	163,431
Actuarial results - Other comprehensive loss	5,638	(22,219)	(15,555)
	117,846	147,235	194,196

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.18	12.31.17
Discount rate	5%	5%
Salary increase	1%	1%
Inflation	31%	18%

2018 FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

12.31.2018
Discount Rate: 4%
Obligation	459,651
Variation	42,188
10%

Discount Rate: 6%
Obligation	381,587
Variation	(35,876)
(9%)

Salary Increase : 0%
Obligation	379,992
Variation	(37,471)
(9%)

Salary Increase: 2%
Obligation	460,939
Variation	43,476
10%

The expected payments of benefits are as follow:

	In 2019	In 2020	In 2021	In 2022	In 2023	Between 2022 to 2028
At December 31, 2018
Benefit payment obligations	32,365	6,221	6,207	6,450	2,059	11,128

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined considering all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2018.

These benefits do not apply to key management personnel.

2018 FINANCIAL STATEMENTS NOTES

Note 25 | The Company’s Share-based Compensation Plan

In 2016, the Company’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, in accordance with the provisions of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

At the date of issuance of these financial statements, the Company awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal years 2016 and 2017.

The fair value of the previously referred to shares at the award date, amounted to $ 49.4 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note 26 | Income tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.17	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.18
Deferred tax assets
Inventories	13,454	(9,064)	(4,390)	-	-
Trade receivables and other receivables	481,066	(371,025)	335,061	-	445,102
Trade payables and other payables	424,670	757,645	772,447	-	1,954,762
Salaries and social security taxes payable	(95,813)	130,428	14,824	-	49,439
Benefit plans	219,113	(128,800)	13,980	1,691	105,984
Tax liabilities	55,897	(43,540)	3,274	-	15,631
Provisions	(546,274)	755,078	137,055	-	345,859
Deferred tax asset	605,906	1,036,929	1,272,251	1,691	2,916,777

Deferred tax liabilities:
Property, plant and equipment	(7,466,457)	903151.1937	(4,184,856)	-	(10,748,162)
Financial assets at fair value through profit or loss	(386,145)	374,867	(201,199)	-	(212,477)
Borrowings	(43,454)	37,986	1,022	-	(4,446)
Deferred tax liability	(7,896,056)	1,316,004	(4,385,033)	-	(10,965,085)

Net deferred tax (liabilities) assets	(7,290,150)	2,352,933	(3,112,782)	1,691	(8,048,308)

	12.31.16	Result from exposure to inflation	Charged to profit and loss	Charged to other comprenhensive income	12.31.17
Deferred tax assets
Tax loss carryforward	6,160	(1,988)	49,620	-	53,792
Inventories	7,520	(2,427)	8,361	-	13,454
Trade receivables and other receivables	204,972	(66,156)	342,250	-	481,066
Trade payables and other payables	1,659,011	(535,455)	(698,886)	-	424,670
Salaries and social security taxes payable	36,176	(11,676)	(120,313)	-	(95,813)
Benefit plans	154,759	(49,949)	121,519	(7,216)	219,113
Tax liabilities	23,232	(7,498)	40,163	-	55,897
Provisions	221,846	(71,602)	(696,518)	-	(546,274)
Deferred tax asset	2,313,676	(746,751)	(953,803)	(7,216)	605,906

Deferred tax liabilities:
Property, plant and equipment	(9,779,890)	3,027,954	(714,521)	-	(7,466,457)
Financial assets at fair value through profit or loss	(59,581)	19,230	(345,794)	-	(386,145)
Borrowings	(12,424)	4,010	(35,040)	-	(43,454)
Deferred tax liability	(9,851,895)	3,051,194	(1,095,355)	-	(7,896,056)

Net deferred tax (liabilities) assets	(7,538,219)	2,304,443	(2,049,158)	(7,216)	(7,290,150)

2018 FINANCIAL STATEMENTS NOTES

	12.31.18	12.31.17
Deferred tax assets:
To be recover in less than 12 moths	2,310,153	669,450
To be recover in more than 12 moths	606,624	1,756,314
Deferred tax asset	2,916,777	2,425,764

Deferred tax liabilities:
To be recover in less than 12 moths	(1,966,173)	(2,740,288)
To be recover in more than 12 moths	(8,998,912)	(6,975,626)
Deferred tax liability	(10,965,085)	(9,715,914)

Net deferred tax assets (liabilities)	(8,048,308)	(7,290,150)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

	12.31.18	12.31.17	12.31.16
Deferred tax	(759,849)	255,285	342,403
Current tax	(1,114,384)	(760,641)	(484,887)
Difference between provision and tax return	(3,163)	(4,700)	(4,786)
Income tax expense	(1,877,396)	(510,056)	(147,270)

Tax Reform in Argentina

On December 29, 2017, the PEN enacted Law No. 27,430 – Income Tax. This Law has introduced several amendments to the treatment of income tax, whose key components are the following:

Income tax rate: The Income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020.

Dividend withholding tax: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: individuals, undivided estates or foreign beneficiaries, with the following considerations: (i) dividends deriving from profits generated during fiscal years beginning as from January 1, 2018 until December 31, 2019  will be subject to a withholding of 7%; and (ii) dividends arising from profits obtained in fiscal years beginning on or after January 1, 2020 will be subject to a 13% withholding.

The dividends arising from benefits obtained until the fiscal year prior to that beginning as from January 1, 2018 will continue to be subject, for all the beneficiaries thereof, to the 35% withholding on the amount exceeding the non-taxable distributable cumulative income (transition period of the equalization tax).

Optional tax revaluation: The law establishes that the Companies will have the option of carrying out a revaluation for tax purposes of the assets located in the country that generate taxable income. The special tax on the amount of the revaluation depends on the asset, amounting to 8% for real property not regarded as inventories, to 15% for real property regarded as inventories, and to 10 % for personal property and all other assets. If the option is exercised for a certain asset, all the other assets of the same category must be revalued. The tax result arising from the revaluation is not subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax. The Company is currently analyzing the impacts of the aforementioned option.

2018 FINANCIAL STATEMENTS NOTES

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the IPIM’s percentage variations published by the INDEC. This situation will increase the deductible amortization and its tax deductible cost in case of sale.

2018 FINANCIAL STATEMENTS NOTES

	12.31.18	12.31.17	12.31.16
Profit for the year before taxes	6,174,862	5,590,691	388,041
Applicable tax rate	30%	35%	35%
Loss for the year at the tax rate	(1,852,459)	(1,956,742)	(135,814)
Gain (Loss) from interest in joint ventures	560	(6)	(3)
Non-taxable income	220,769	115,661	138,040
Gain on net monetary position and others	(1,007,010)	902,631	(144,707)
Difference between provision and tax return	(3,163)	(4,700)	(4,786)
Change in the income tax rate (1)	763,907	433,100	-
Income tax expense	(1,877,396)	(510,056)	(147,270)

(1)   Refers to the effect of applying to deferred tax assets and liabilities the changes in income tax rates in accordance with the previously detailed tax reform on the basis of the year in which they are expected to be realized/settled.

The income tax payable, net of withholdings is detailed below.

	12.31.18	12.31.17
Current
Tax payable 2017	1,114,384	760,641
Total Tax payable	1,114,384	760,641
Tax withholdings	(497,058)	(71,550)
Total current	617,326	689,091

Note 27 | Tax liabilities

	12.31.18	12.31.17
Non-current
Current
Provincial, municipal and federal contributions and taxes	130,445	587,723
VAT payable	412,547	728,173
Tax withholdings	127,121	131,091
SUSS withholdings	7,435	5,190
Municipal taxes	106,117	101,082
Tax regularization plan	380	2,242
Total Current	784,045	1,555,501

2018 FINANCIAL STATEMENTS NOTES

Note 28 | Leases

•         Lessee

The features that these leases have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating leases contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2018 and 2017, future minimum payments with respect to operating assignments of use are as follow:

	12.31.18	12.31.17
2018	-	124,503
2019	155,454	124,626
2020	138,048	52,194
2021	102,515	4,597
Total future minimum lease payments	396,017	305,920

Total expenses for operating assignments of use for the years ended December 31, 2018, 2017 nad 2016 are as follow:

	12.31.18	12.31.17	12.31.16
Total lease expenses	125,157	126,098	126,193

•         Lessor

The Company has entered into operating leases contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2018 and 2017, future minimum collections with respect to operating leases are as follow:

	12.31.18	12.31.17
2018	-	202,143
2019	173,619	193,812
Total future minimum lease collections	173,619	395,955

Total income from operating leases for the years ended December 31, 2018, 2017 and 2016 is as follows:

	12.31.18	12.31.17	12.31.16
Total lease income	190,370	212,265	199,431

2018 FINANCIAL STATEMENTS NOTES

Note 29 | Provisions

	Non-current liabilities	Current liabilities
	Contingencies
At 12.31.16	504,038	129,808

Increases	411,975	130,389
Decreases	(4)	(58,930)
Result from exposure to inflation for the year	(32,890)	(10,409)
At 12.31.17	883,119	190,858
Increases	472,067	252,030
Decreases	(85,662)	(239,585)
Result from exposure to inflation for the year	(199,374)	(15,868)
At 12.31.18	1,070,150	187,435

Note 30 | Revenue from sales

	12.31.18	12.31.17	12.31.16
Sales of electricity	55,689,651	39,329,729	25,576,978
Right of use on poles	190,370	212,265	213,449
Connection charges	51,105	49,369	30,893
Reconnection charges	22,523	11,505	5,439
Total Revenue from sales	55,953,649	39,602,868	25,826,759

Note 31 | Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,331,442	777,014	914,507	6,022,963
Pension plans	80,695	14,476	17,037	112,208
Communications expenses	81,110	269,674	16,017	366,801
Allowance for the impairment of trade and other receivables	-	977,503	-	977,503
Supplies consumption	790,392	-	122,623	913,015
Leases and insurance	530	-	180,218	180,748
Security service	136,656	2,027	128,699	267,382
Fees and remuneration for services	1,411,812	1,040,164	1,007,152	3,459,128
Public relations and marketing	-	-	32,246	32,246
Advertising and sponsorship	-	-	16,612	16,612
Reimbursements to personnel	60	68	498	626
Depreciation of property, plants and equipments	2,014,887	300,255	246,357	2,561,499
Directors and Supervisory Committee members’ fees	-	-	21,893	21,893
ENRE penalties (1)	2,064,330	1,052,135	-	3,116,465
Taxes and charges	-	598,908	162,549	761,457
Other	808	457	5,719	6,984
At 12.31.18	10,912,722	5,032,681	2,872,127	18,817,530

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2018 for $ 1 billion.

2018 FINANCIAL STATEMENTS NOTES
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	4,997,823	886,976	917,200	6,801,999
Pension plans	124,507	22,097	22,850	169,454
Communications expenses	55,281	289,371	22,804	367,456
Allowance for the impairment of trade and other receivables	-	391,615	-	391,615
Supplies consumption	687,199	-	109,780	796,979
Leases and insurance	653	-	182,024	182,677
Security service	130,263	1,797	141,231	273,291
Fees and remuneration for services	1,081,974	876,612	820,225	2,778,811
Public relations and marketing	-	-	56,659	56,659
Advertising and sponsorship	-	-	29,187	29,187
Reimbursements to personnel	89	55	827	971
Depreciation of property, plants and equipments	1,740,231	275,125	132,733	2,148,089
Directors and Supervisory Committee members’ fees	-	-	21,429	21,429
ENRE penalties	428,049	428,663	-	856,712
Taxes and charges	-	395,263	32,011	427,274
Other	996	264	15,546	16,806
At 12.31.17	9,247,065	3,567,838	2,504,506	15,319,409

(1)     Transmission and distribution expenses include recovery for $ 719.8 million net of the charge for the year for $ 1.6 billion.

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 869.7 million.

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	5,104,795	861,097	987,713	6,953,605
Pension plans	142,590	24,053	27,589	194,232
Communications expenses	49,817	251,381	20,318	321,516
Allowance for the impairment of trade and other receivables	-	433,371	-	433,371
Supplies consumption	513,318	-	64,249	577,567
Leases and insurance	870	-	173,973	174,843
Security service	134,404	22,855	85,461	242,720
Fees and remuneration for services	897,754	923,607	771,520	2,592,881
Public relations and marketing	-	-	-	-
Advertising and sponsorship	-	-	-	-
Reimbursements to personnel	1,821	343	1,520	3,684
Depreciation of property, plants and equipments	1,739,293	301,301	106,647	2,147,241
Directors and Supervisory Committee members’ fees	-	-	11,937	11,937
ENRE penalties	4,677,844	367,907	-	5,045,751
Taxes and charges	-	193,081	27,088	220,169
Other	1,351	265	10,022	11,638
At 12.31.16	13,263,857	3,379,261	2,288,037	18,931,155

The expenses included in the chart above are net of the Company’s own expenses capitalized in Property, plant and equipment as of December 31, 2017 for $ 602 million.

2018 FINANCIAL STATEMENTS NOTES

Note 32 | Other operating expense, net

		12.31.18	12.31.17	12.31.16
Other operating income
Services provided to third parties		74,522	89,303	120,580
Commissions on municipal taxes collection		77,088	51,358	42,131
Related parties	35	44,303	4,263	921
Income from non-reimbursable customer contributions		5,574	4,372	1,520
Fines to suppliers (1)		76,914	7,811	-
Others		43,355	705	6,995
Total other operating income		321,756	157,812	172,147

Other operating expense
Gratifications for services		(74,266)	(80,802)	(69,678)
Cost for services provided to third parties		(52,429)	(65,238)	(98,328)
Severance paid		(16,645)	(28,353)	(31,243)
Donatios and contributions		(6)	-	-
Debit and Credit Tax		(594,750)	(479,525)	(306,892)
Other expenses - FOCEDE				(31,223)
Provision for contingencies		(724,097)	(542,364)	(301,808)
Disposals of property, plant and equipment		(134,455)	(49,824)	(244,456)
Other		(45,918)	(14,398)	(1,534)
Total other operating expense		(1,642,566)	(1,260,504)	(1,085,162)
Other operating expense, net		(1,320,810)	(1,102,692)	(913,015)

(1)   Relates to fines applied to Suppliers for failing to comply with agreed-upon contractual conditions.

Note 33 | Net financial expense

	12.31.18	12.31.17	12.31.16
Financial income
Commercial interest	273,457	177,655	262,536
Financial interest	398,326	276,149	122,057
Total financial income	671,783	453,804	384,593

Financial expenses
Interest and other	(1,987,092)	(819,377)	(535,721)
Fiscal interest	(22,752)	(31,153)	(18,762)
Commercial interest	(2,958,366)	(1,716,843)	(2,028,136)
Bank fees and expenses	(8,509)	(2,883)	(6,608)
Total financial expenses	(4,976,719)	(2,570,256)	(2,589,227)

Other financial results
Exchange differences	(2,629,966)	(564,056)	(911,819)
Adjustment to present value of receivables	(327)	(431)	5,749
Changes in fair value of financial assets (1)	746,532	474,896	891,773
Net gain from the repurchase of Corporate Notes	4,539	-	90
Other financial expense	(86,098)	(78,877)	(73,096)
Total other financial expense	(1,965,320)	(168,468)	(87,303)
Total net financial expense	(6,270,256)	(2,284,920)	(2,291,937)

(1)     Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2018, 2017 and 2016 for $ 43.4 million, $ 37.3 million and $ 39.6 million, respectively.

2018 FINANCIAL STATEMENTS NOTES

Note 34 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2018 and 2017, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.18	12.31.17	12.31.16
Profit (Loss) for the year attributable to the owners of the Company	4,297,466	5,080,635	240,771
Weighted average number of common shares outstanding	890,492	898,280	897,043
Basic and diluted profit (loss) earnings per share – in pesos	4.83	5.66	0.27

Note 35 | Related-party transactions

•            The following transactions were carried out with related parties:

a.         Income

Company	Concept	12.31.18	12.31.17	12.31.16

CYCSA	Other income	-	-	17,686
PESA	Impact study	149	-	-
	Electrical assembly service	11,161	4,263	-
SACDE	Reimbursement expenses	32,993	-	-
Transener	Reimbursement expenses		-	369
Transba	Reimbursement expenses	-	-	553
		44,303	4,263	18,608

b.         Expense

Company	Concept	12.31.18	12.31.17	12.31.16

PESA	Technical advisory services on financial matters	(86,098)	(60,944)	(67,642)
SACME	Operation and oversight of the electric power transmission system	(81,698)	(68,960)	(65,298)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	-	(876)	(6,365)
PYSSA	Financial and granting of loan services to customers	-	-	(39)
OSV	Hiring life insurance for staff	(19,521)	(18,965)	(11,474)
ABELOVICH, POLANO & ASOC.	Legal fees	(1,310)	(712)	-
		(188,627)	(150,457)	(149,891)

c.         Key Management personnel’s remuneration

	12.31.18	12.31.17	12.31.16
Salaries	194,040	250,646	229,206
	194,040	250,646	229,206

2018 FINANCIAL STATEMENTS NOTES

•            The balances with related parties are as follow:

d.         Receivables and payables

	12.31.18	12.31.17	12.31.16
Other receivables - Non current
SACME	4,662	8,015
	4,662	8,015	-

Other receivables - Current
SACME	766	1131
PESA	1,180	483
	1,946	1,614	-

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence. As of December 31, 2018, the ANSES holds Corporate Notes of the Company due in 2022 for $ 752 million (USD 20 million nominal value).

The agreements with related parties that were in effect throughout fiscal year 2018 are detailed below:

(a)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by edenor and Edesur S.A.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 Class I shares are owned by edenor and 6,000 Class II shares are owned by Edesur S.A.

The operating costs borne by the Company during fiscal year 2018 amounted to $ 81.6 million.

(b)   Agreement with EASA

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays PESA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Due to the merger process of EASA and its parent IEASA with and into CTLL, and, in turn, of CTLL with and into PESA, the amount stipulated in the agreement in consideration of the services will be paid to the acquiring and surviving company/companies of EASA.

2018 FINANCIAL STATEMENTS NOTES

(c)    Orígenes Seguros de Vida

In the framework of the process for the taking out of the mandatory life insurance for its personnel, the Company invited different insurance companies to submit their proposals. After having been analyzed, the one submitted by OSV was selected as the best proposal. This transaction was approved by the Company’s Board of Directors at the Board meeting held on March 7, 2018, with the Auditing Committee’s prior favorable opinion.

The operating costs borne by the Company in fiscal year 2018 amounted to $ 19.5 million.

(d)    Fidus Sociedad de Garantía Recíproca

The Company’s Board of Directors, at its meeting of December 4, 2018, approved the making of a contribution of funds to Fidus SGR for a sum of $ 25.0 million, in the capacity as protector partner and with the scope set forth in Law No. 24,467. In this manner, the Company expects to strengthen the relationship with its suppliers by giving them the possibility of facilitating an improvement in financing conditions.

(e)    SACDE

Throughout 2018, due to the agreement entered into by and between the Federal Government and SACDE for the construction of the Presidente Perón highway’s extension, the Company received from SACDE requests for moving certain facilities owned by the Company located in some specific places of the referred to highway’s path. As stipulated in edenor’s Concession Agreement, the entire cost of the removals in question is to be borne by the requesting party; therefore, the Projects and Permits Area of the Company’s Operations Department prepared the respective works budgets in accordance with the Price List in effect, with the related percentages for contingencies and edenor’s fee for the Project, works oversight and associated electric operations, in addition to the estimated time period for the completion of the works. Given that SACDE is a related party under the terms of the Law on Capital Markets, the aforementioned works contracts were approved by the Board of Directors at the Board meetings held on April 25, 2018 and January 30, 2019.

The ultimate controlling company of edenor is PESA.

Note 36 |        Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Caption I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

2018 FINANCIAL STATEMENTS NOTES

Note 37 |    Termination of agreement on real estate asset

With the aim of concentrating in one single building the Company’s centralized functions, and reducing rental costs and the risk of future increases, in November 2015, the Company acquired from RDSA (the “seller”) a real estate asset to be constructed, for a total amount of USD 46 million -equivalent to $ 439.3 million at the exchange rate in effect at the time of entering into the purchase and sale agreement. To guarantee payment of liquidated damages in case of termination on account of the seller’s default, the Company received a surety bond issued by Aseguradores de Cauciones S.A. Compañía de Seguros for up to the maximum amount of USD 46 million, plus the private banks’ Badlar rate in dollars + 2%.

The real property had to be delivered by the seller to the Company on June 1, 2018, which the seller failed to comply. Therefore, the Company declared the seller in default, notifying the insurance company that issued the surety bond of such situation, and collected USD 502.8 thousand in fines accrued during the term of the purchase and sale agreement and duly deposited as bond by the seller for failing to meet the construction project milestones agreed upon in the agreement, amount which was recorded in the Other operating expense, net line item of the Statement of Comprehensive Income.

On August 27, 2018, upon expiration of the legal time periods set forth in the agreement, the Company notified RDSA of the termination of the agreement on account of its default, demanding payment of the liquidated damages: refunding of the purchase price, plus 15% interest in dollars from the purchase price payment date until the day of default, less the delay penalty amounts indicated in the preceding paragraph.

Furthermore, on September 3, 2018, the Company filed a claim against the bond with the insurance company, and subsequently provided the additional documentation and information that had been required.

Due to RDSA’s failure to reimburse the purchase price plus interest, in November 2018, the Company initiated an arbitration process against RDSA before the Arbitral Tribunal of the Buenos Aires Stock Exchange in order for RDSA to be ordered to pay the liquidated damages stipulated in the purchase and sale agreement, which, as of December 31, 2018 amounts to $ 3 billion. As of to date, said process is in process. Additionally, the Company initiated the process aimed at collecting the surety bond that guaranteed RDSA’ obligation, which under the terms of the insurance policy results in a claim for USD 50.3 million, covering more than 60% of the amount claimed to RDSA.

In the opinion of our legal advisors, the Company’s right to collect the credit is based on extremely solid arguments; therefore, the award in the aforementioned arbitration process against RDSA as well as the outcome of the lawsuit that could eventually be filed against Aseguradora de Cauciones if it fails to comply with the payment of the above-mentioned surety bond, should be favorable to the Company.

However, taking into consideration that on February 1, 2019 RDSA filed a voluntary petition for reorganization proceedings, and that on February 28, 2019 the Official Gazette published Resolution No. 207/2019 of the National Insurance Superintendency forbidding Aseguradora de Cauciones from entering into new contracts and maintaining the prohibition to dispose of property until the latter’s deficitary situation is rectified, the Company has recorded an allowance to partially cover the amount of the receivable, considering the possibility of its recovery, not because of the quality of its right, about which there is no doubt, but rather because of the financial position of its debtors, RDSA and Aseguradora de Cauciones. Accordingly, the balance of the recorded receivable as of December 31, 2018, net of allowances, amounts to $ 765.6 million (Note 11) which is disclosed in the “Exchange differences” line item.

2018 FINANCIAL STATEMENTS NOTES

Note 38 |   Ordinary and Extraordinary Shareholders’ Meeting

The Company Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2018 resolved, among other issues, the following:

-       To approve edenor’s Annual Report and Financial Statements as of December 31, 2017;

-       To allocate the profit for the year ended December 31, 2017 to the absorption of accumulated losses;

-       To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;

-       To appoint the authorities and the external auditors for the current fiscal year;

RICARDO TORRES
Chairman

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statements of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2018 and 2017, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Emphasis of Matter

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external We have reviewed the attached guide.purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, Argentina

April 1, 2019.

/s/ PRICE WHATERHOUSE & CO. S.R.L.

______________________________

  /s/ Reinaldo Sergio Cravero (Partner)

We have served as the Company’s auditor since 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: April 1, 2019